UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HOLLYWOOD MEDIA CORP.

(Name of Subject Company (Issuer))

HOLLYWOOD MEDIA CORP. (ISSUER)

(Name of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

436233100
(CUSIP Number of Class of Securities)

Mitchell Rubenstein
Hollywood Media Corp.
2255 Glades Road,
Suite 221-A
Boca Raton, Florida 33431
(561) 998-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$18,000,000	$2,089.80

(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 9,000,000 shares of common stock at the offer price of $2.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $116.10 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

ITEM 1. SUMMARY TERM SHEET	2
ITEM 2. SUBJECT COMPANY INFORMATION	2
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON	2
ITEM 4. TERMS OF THE TRANSACTION	2
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	3
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	3
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION	3
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY	4
ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED	4
ITEM 10. FINANCIAL STATEMENTS	4
ITEM 11. ADDITIONAL INFORMATION	4
ITEM 12. EXHIBITS	4
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3	6
SIGNATURE	7
EXHIBIT INDEX	E-1
EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(1)(F)
EX-99.(a)(1)(G)
EX-99.(a)(1)(H)
EX-99.(a)(1)(I)
EX-99.(d)(1)
EX-99.(d)(2)
EX-99.(d)(3)
EX-99.(d)(4)
EX-99.(d)(5)
EX-99.(d)(6)
EX-99.(d)(7)
EX-99.(d)(8)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Hollywood Media Corp., a Florida corporation, to purchase up to 9,000,000 shares of its common stock, par value $.01 per share, at a price of $2.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2011 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)           The name of the issuer is Hollywood Media Corp., a Florida corporation (the “Company”), and the address of its principal executive office is 2255 Glades Road, Suite 221-A, Boca Raton, Florida 33431.  The telephone number at the Company’s principal executive office is (561) 998-8000.

(b)           The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)           The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The Company is the filing person.  The Company’s address and telephone number are set forth in Item 2 above.  The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)           The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•   “Summary Term Sheet”;

•   “Introduction”;

•   Section 1 (“Number of Shares; Proration”);

•   Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•   Section 3 (“Procedures for Tendering Shares”);

•   Section 4 (“Withdrawal Rights”);

•   Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•   Section 6 (“Conditional Tender of Shares”);

•   Section 7 (“Conditions of the Tender Offer”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”);

•   Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•   Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)           The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)           The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 10 (“Certain Information Concerning the Company”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) and (d)    Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b)     The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) and (b)     Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”), and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.  To the knowledge of the Company, no material legal proceedings relating to the Offer (as definded in the Offer to Purchase) are pending.

(b)           The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase dated January 18, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9.

(a)(1)(G)	Press Release dated January 18, 2011.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Letter to Shareholders.

(b)	Not Applicable.

(d)(1)	1993 Stock Option Plan, as amended effective October 1, 1999 (incorporated by reference from the exhibit filed with Hollywood Media’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)
Directors Stock Option Plan, as amended effective May 1, 2003 (incorporated by reference from Appendix B to Hollywood Media’s Proxy Statement filed on November 13, 2003 for its 2003 Annual Meeting of Shareholders).

(d)(3)
2000 Stock Incentive Plan, as amended October 30, 2003 (incorporated by reference from Appendix C to Hollywood Media’s Proxy Statement filed on November 13, 2003 for its 2003 Annual Meeting of Shareholders).

(d)(4)	2004 Stock Incentive Plan (incorporated by reference from Appendix B to Hollywood Media’s Proxy Statement filed on November 4, 2004 for its 2004 Annual Meeting of Shareholders).

(d)(5)
Amended and Restated Rights Agreement dated as of August 23, 1996 between Hollywood Media Corp. (f/k/a Big Entertainment, Inc.) and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on October 20, 1999).

(d)(6)
Amendment No. 1, dated as of December 9, 2002, to Amended and Restated Rights Amendment dated as of August 23, 1996 between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on December 10, 2002).

(d)(7)
Amendment No. 2, dated as of September 1, 2006, to the Amended and Restated Rights Agreement dated as of August 23, 1996, as amended December 9, 2002, between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on September 5, 2006).

(d)(8)
Amendment No. 3, dated as of January 13, 2011, to the Amended and Restated Rights Agreement dated as of August 23, 1996, as amended by Amendment No. 1 dated as of December 9, 2002 and Amendment No. 2 dated as of September 1, 2006, between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on January 14, 2011).

(g)	Not Applicable.

(h)	Not Applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2011

HOLLYWOOD MEDIA CORP.

By:	/s/ Mitchell Rubenstein
Name: Mitchell Rubenstein
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated January 18, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9.

(a)(1)(G)	Press Release dated January 18, 2011.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Letter to Shareholders.

(b)	Not Applicable.

(d)(1)	1993 Stock Option Plan, as amended effective October 1, 1999 (incorporated by reference from the exhibit filed with Hollywood Media’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)
Directors Stock Option Plan, as amended effective May 1, 2003 (incorporated by reference from Appendix B to Hollywood Media’s Proxy Statement filed on November 13, 2003 for its 2003 Annual Meeting of Shareholders).

(d)(3)
2000 Stock Incentive Plan, as amended October 30, 2003 (incorporated by reference from Appendix C to Hollywood Media’s Proxy Statement filed on November 13, 2003 for its 2003 Annual Meeting of Shareholders).

(d)(4)	2004 Stock Incentive Plan (incorporated by reference from Appendix B to Hollywood Media’s Proxy Statement filed on November 4, 2004 for its 2004 Annual Meeting of Shareholders).

E-1

(d)(5)
Amended and Restated Rights Agreement dated as of August 23, 1996 between Hollywood Media Corp. (f/k/a Big Entertainment, Inc.) and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on October 20, 1999).

(d)(6)
Amendment No. 1, dated as of December 9, 2002, to Amended and Restated Rights Amendment dated as of August 23, 1996 between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on December 10, 2002).

(d)(7)
Amendment No. 2, dated as of September 1, 2006, to the Amended and Restated Rights Agreement dated as of August 23, 1996, as amended December 9, 2002, between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on September 5, 2006).

(d)(8)
Amendment No. 3, dated as of January 13, 2011, to the Amended and Restated Rights Agreement dated as of August 23, 1996, as amended by Amendment No. 1 dated as of December 9, 2002 and Amendment No. 2 dated as of September 1, 2006, between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on January 14, 2011).

(g)	Not Applicable.

(h)	Not Applicable.

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